GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (02) 9259 6666
Facsimile: (02) 9259 6233

02049057

File Number: 82.2994

SUPPL

25 July 2002

SEC MAIL PROCESSING
RECEIVED
AUG 0 2 2002
WASH. D.C. 154 SECTION

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an Announcement released today.

Yours faithfully

PROCESSED
AUG 0 8 2002
THOMSON
FINANCIAL

D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

FACSIMILE TO: 1300 300 021

FACSIMILE FROM: 9259 6233

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

COCA-COLA AMATIL AND THE COCA-COLA COMPANY ANNOUNCE AGREEMENT ON THE PURCHASE OF RIO BEVERAGES

Sydney, 24 July 2002: Coca-Cola Amatil Limited (CCA) today announced that together with The Coca-Cola Company (TCCC) an agreement has been reached to jointly purchase the assets of Rio Beverages Limited in New Zealand for approximately NZ$40 million (approximately A$35 million). The acquisition cost represents a multiple of between 7 and 8 times forecast earnings before interest and tax for the current year ended 31 December 2002. The transaction will be immediately earnings per share positive for both CCA and TCCC.

The basis of the agreement is as follows:

- TCCC will acquire the trademarks and intellectual property associated with the brands and business, which will be authorised for use to Coca-Cola Amatil (NZ) Limited (CCANZ). These brands include Rio Gold and Keri fruit juices, the market leading e2 lifestyle beverage, Thextons fruit juice drink, Ikon energy drink and Kiwi Blue mineral water.
- CCANZ will acquire the remaining business assets of the Rio Beverages business including two bottling facilities in Auckland and Christchurch, cold drink equipment and distribution assets.

The acquisition of Rio Beverages is consistent with CCA's and TCCC's desire to provide a broader beverage product offering in New Zealand, particularly in the juice, lifestyle beverage, fruit drink, sports and water segments. It will also enable the New Zealand Coca-Cola System to strengthen its ability to connect with consumers and partner with customers with a broader portfolio of non-alcoholic ready-to-drink beverages.

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Arthur Van Benthem of The Coca-Cola Company said that this transaction creates an opportunity for the Rio brands to be developed to their full potential. "Each of the brands has its unique position in the New Zealand market and we will be using our marketing expertise to further refine and develop them."

CCA's General Manager of New Zealand, David Westall, said "The acquisition reflects the confidence the Coca-Cola System has in the New Zealand market as the transaction will provide CCANZ with significant additional local manufacturing capability for new non-carbonated beverages."

"We currently expect to continue to manufacture at Rio Beverages' two bottling facilities and achieve cost synergies over time with our existing business," he added.

The acquisition will be subject to the New Zealand Commerce Commission review.

Yours faithfully

D A Wylie
Secretary

For further information, please contact:

Analysts: Peter Steel (CCA)	61 2 9259 6553
NZ Media: Alison Sykora (TCCC)	62 9 570 3071
Australian Media: Alec Wagstaff (CCA)	61 2 9259 6571